SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 13)

CASEY’S GENERAL STORES, INC.

(Name of Subject Company (Issuer))

ACT ACQUISITION SUB, INC.

ALIMENTATION COUCHE-TARD INC.

(Names of Filing Persons (Offerors))

Common Stock, No Par Value

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

Alain Bouchard

President and Chief Executive Officer

Alimentation Couche-Tard Inc.

4204 Industriel Blvd.

Laval, Québec, Canada H7L 0E3

Telephone: (450) 662-6632

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,907,277,666	$135,989

*

For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 51,898,712 shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (“Casey’s”), including the associated preferred stock purchase rights, at a purchase price of $36.75 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of Shares consists of (i) 50,939,162 Shares issued and outstanding as of June 24, 2010, as reported in Casey’s Annual Report on Form 10-K for the fiscal year ended April 30, 2010 (the “Casey’s Form 10-K”) and (ii) 959,550 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of April 30, 2010 as reported in the Casey’s Form 10-K.

**

Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, by multiplying the transaction value by 0.00007130.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133,182	Filing Parties:	ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.:	SC TO-T	Date Filed:	June 2, 2010

Amount Previously Paid:	$2,807	Filing Parties:	ACT Acquisition Sub, Inc. Alimentation Couche-Tard Inc.

Form or Registration No.:	SC TO-T/A	Date Filed:	July 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 13 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, as amended by Amendment No. 1 filed with the SEC on June 7, 2010, Amendment No. 2 filed with the SEC on June 11, 2010, Amendment No. 3 filed with the SEC on June 17, 2010, Amendment No. 4 filed with the SEC on June 21, 2010, Amendment No. 5 filed with the SEC on July 12, 2010, Amendment No. 6 filed with the SEC on July 13, 2010, Amendment No. 7 filed with the SEC on July 22, 2010, Amendment No. 8 filed with the SEC on July 28, 2010, Amendment No. 9 filed with the SEC on August 2, 2010, Amendment No. 10 filed with the SEC on August 12, 2010, Amendment No. 11 filed with the SEC on August 19, 2010 and Amendment No. 12 filed with the SEC on August 24, 2010 (as amended, the “Schedule TO”), by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), and ACT Acquisition Sub, Inc., an Iowa corporation and an indirect wholly owned subsidiary of Couche-Tard (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc., an Iowa corporation (“Casey’s”), and (2) the associated rights to purchase shares of Series A Serial Preferred Stock, no par value, of Casey’s (the “Rights”) issued pursuant to the Rights Agreement, dated as of April 16, 2010 (the “Rights Agreement”), between Casey’s and Computershare Trust Company, N.A., as Rights Agent, at a price of $36.75 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment is being filed on behalf of Couche-Tard and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1, 4 AND 11.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented as follows:

On August 31, 2010, Couche-Tard and Purchaser announced that they have extended the Offer until 5:00 p.m., New York City time, on Thursday, September 30, 2010, unless further extended. The full text of the press release issued by Couche-Tard on August 31, 2010 announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(R) and is incorporated herein by reference.

ITEM 11.

The following paragraphs are hereby added after the sixth paragraph under the caption “Litigation” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; State Registration Requirements; the Rights Condition; Appraisal Rights; “Going-Private” Transactions” of the Offer to Purchase:

“On August 24, 2010, Couche-Tard and Purchaser filed with the Court an amended Answer, Affirmative Defenses and Counterclaims, in which they assert additional Counterclaims against Casey’s and the Director Defendants alleging, among other things, that (i) the Director Defendants have breached their fiduciary duties by implementing the Note Purchase Agreement, which serves only to entrench the Director Defendants and provides no benefit to the shareholders of Casey’s because it (A) contains a “poison put” provision that requires Casey’s to offer to pay the holders of the Notes a make-whole penalty of approximately $100 million based on current treasury rates in the event of a change of control (which includes, among other things, the replacement of a majority of the Board of Directors of Casey’s or the acquisition by any party, including Couche-Tard, of 35% or more of the Shares), (B) coerces the shareholders of Casey’s to vote against Couche-Tard’s nominees for election to the Board of Directors of

Casey’s at the 2010 annual meeting of shareholders of Casey’s and (C) takes money away from the shareholders of Casey’s and gives it instead to the holders of the Notes and (ii) Casey’s and the Director Defendants have tortiously interfered with a prospective business advantage of Couche-Tard by, among other things, improperly implementing the Note Purchase Agreement and its draconian and unusual poison put and make-whole provisions, which make the acquisition of Casey’s nearly $2.00 per Share more expensive for Couche-Tard.

Couche-Tard and Purchaser are seeking additional declaratory and injunctive relief, including, among other things, a Court order (i) enjoining Casey’s and the Director Defendants from implementing the $500 million recapitalization plan of Casey’s and consummating its “modified Dutch auction” self tender offer, (ii) imposing a constructive trust over the proceeds received by Casey’s from the purchasers of the Notes and (iii) awarding Couche-Tard damages from Casey’s and the Director Defendants caused by the wrongful conduct of Casey’s and the Director Defendants in adopting and implementing the poison put and make-whole provisions in the Note Purchase Agreement.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(R)	Press release issued by Alimentation Couche-Tard Inc. on August 31, 2010 announcing Couche-Tard’s extension of the Offer.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of August 31, 2010 that the information set forth in this statement is true, complete and correct.

ACT ACQUISITION SUB, INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Secretary and Treasurer

ALIMENTATION COUCHE-TARD INC.

By:	/S/ RAYMOND PARÉ
Name:	Raymond Paré
Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 2, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on June 2, 2010.*

(a)(5)(A)	Press Release issued by Alimentation Couche-Tard Inc. on June 2, 2010 announcing the commencement of the Offer.*

(a)(5)(B)	Press Release issued by Alimentation Couche-Tard Inc. on April 9, 2010 (previously filed in a Schedule TO-C on April 9, 2010).*

(a)(5)(C)	Investor Presentation, dated June 2010.*

(a)(5)(D)

Press Release issued by Alimentation Couche-Tard Inc. on June 7, 2010 announcing Couche-Tard’s notice of intent to nominate persons for election as directors and propose shareholder business at the 2010 annual meeting of shareholders of Casey’s General Stores, Inc.*

(a)(5)(E)	Press Release issued by Alimentation Couche-Tard Inc. on June 11, 2010 regarding Couche-Tard’s response to the lawsuit filed by Casey’s General Stores, Inc. against Couche-Tard and Purchaser.*

(a)(5)(F)	Press release issued by Alimentation Couche-Tard Inc. on July 12, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(G)

Excerpts of press release issued by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(H)

Excerpts of script for earnings conference call held by Alimentation Couche-Tard Inc. on July 13, 2010 regarding Couche-Tard’s fourth quarter and fiscal 2010 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 13, 2010).*

(a)(5)(I)

Press Release issued by Alimentation Couche-Tard Inc. on July 22, 2010 announcing the increase of the offer price and Couche-Tard’s plan to file a Preliminary Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(J)

Preliminary Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on July 22, 2010).*

(a)(5)(K)	Press Release issued by Alimentation Couche-Tard Inc. on July 28, 2010 responding to Casey’s General Stores, Inc.’s rejection of its increased $36.75 all-cash tender offer.*

(a)(5)(L)	Press release issued by Alimentation Couche-Tard Inc. on August 2, 2010 announcing Couche-Tard’s extension of the Offer.*

(a)(5)(M)

Press release issued by Alimentation Couche-Tard Inc. on August 12, 2010 regarding Couche-Tard’s statement in response to the private placement of notes in an aggregate principal amount of $569 million of Casey’s General Stores, Inc.*

(a)(5)(N)	Press Release issued by Alimentation Couche-Tard Inc. on August 19, 2010 announcing Couche-Tard’s filing of a Definitive Proxy Statement in respect of Casey’s General Stores, Inc.*

(a)(5)(O)

Letter from Alimentation Couche-Tard Inc. to the shareholders of Casey’s General Stores, Inc. (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010).*

(a)(5)(P)

Definitive Proxy Statement in respect of Casey’s General Stores, Inc. filed by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010 (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 19, 2010).*

(a)(5)(Q)

Excerpts of press release issued by Alimentation Couche-Tard Inc. on August 24, 2010 regarding Alimentation Couche-Tard Inc.’s first quarter 2011 earnings release (incorporated by reference to the Schedule 14A filed with the SEC by Alimentation Couche-Tard Inc. and ACT Acquisition Sub, Inc. on August 24, 2010).*

(a)(5)(R)	Press release issued by Alimentation Couche-Tard Inc. on August 31, 2010 announcing Couche-Tard’s extension of the Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.